Filed by: Community Capital Corporation
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
Under the Securities Act of 1934

Subject Company:  Community Capital Corporation
SEC File No. 000-18460
Date:  March 31, 2011

PARK STERLING CORPORATION®

CapitalBank

Partnering in the Carolinas

Merger of Community Capital Corporation and Park Sterling Corporation

March 31, 2011

Forward Looking Statements

PARK STERLING BANK CapitalBank

This presentation contains, and Park Sterling and Community Capital and their respective management may make, certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and often use words such as "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," expect," "project," "predict," "estimate," "could," "should," "would," "will," "goal," "target" and similar expressions. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: synergies and other financial benefits from the proposed merger may not be realized within the expected time frames; costs or difficulties related to integration matters might be greater than expected; inability to obtain governmental approvals of the combination on the proposed terms and schedule; failure of Community Capital's shareholders to approved the merger; fluctuation in the trading price of Park Sterling's stock prior to the closing of the proposed merger, which would affect the total value of the proposed merger transaction; changes in loan mix, deposit mix, capital and liquidity levels, emerging regulatory expectations and measures, net interest income, credit trends and conditions, including loan losses, allowance for loan loss, charge-offs, delinquency trends and nonperforming asset levels, and other similar matters with respect to Park Sterling or Community Capital; the effects of negative economic conditions, including stress in the commercial real estate markets or delay or failure of recovery in the residential real estate markets; changes in consumer and investor confidence and the related impact on financial markets and institutions; changes in interest rates; failure of assumptions underlying the establishment of allowances for loan losses of Park Sterling or Community Capital; deterioration in the credit quality of the loan portfolios of Park Sterling or Community Capital or in the value of the collateral securing those loans; deterioration in the value of securities held in the investment securities portfolios of Park Sterling or Community Capital; legal and regulatory developments; increased competition from both banks and nonbanks; changes in accounting standards, rules and interpretations, inaccurate estimates or assumptions in accounting and the impact on Park Sterling's or Community Capital's financial statements; Park Sterling's ability to attract new employees; and management's ability to effectively manage credit risk, market risk, operational risk, legal risk, and regulatory and compliance risk. These forward-looking statements are not guarantees of future results or performance and involve certain risks and uncertainties that are based on management's beliefs and assumptions and on the information available to Park Sterling or Community Capital at the time that these disclosures were prepared. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed in any of Park Sterling's filings with the SEC or FDIC or Community Capital's filings with the SEC. Forward-looking statements speak only as of the date they are made, and Park Sterling and Community Capital undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Additional Information

PARK STERLING BANK

CapitalBank

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Park Sterling will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Community Capital and a Prospectus of Park Sterling, as well as other relevant documents concerning the proposed transaction. **SHAREHOLDERS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER.** A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Park Sterling and Community Capital, may be obtained after their filing at the SEC's Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and Community Capital at www.parksterlingbank.com and www.capitalbanksc.com.

PARTICIPANTS IN SOLICITATION

Park Sterling and Community Capital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Capital's shareholders in connection with this transaction. Information about the directors and executive officers of Park Sterling and Community Capital and information about other persons who may be deemed participants in this solicitation will be included in the Proxy Statement/Prospectus. Information about Park Sterling's executive officers and directors can be found in Park Sterling's definitive proxy statement in connection with its 2011 Annual Meeting of Shareholders to be filed with the SEC. Information about Community Capital's executive officers and directors can be found in Community Capital's definitive proxy statement in connection with its 2010 Annual Meeting of Shareholders filed with the SEC on April 21, 2010.

Advancing Our Vision

PARK STERLING BANK

CapitalBank

Strategically Attractive

- Advances objective of building $8-10 billion franchise in the Carolinas and Virginia
- Provides attractive core deposits, predominantly in less competitive rural markets
- Well positioned to support recently announced Charleston organic growth initiative
- Well positioned to evaluate organic growth opportunities along I-85 and I-26 corridors
- Expands current product capabilities, including asset management, residential mortgage origination, retail brokerage, retail banking and cash management

Financially Attractive

- Immediately accretive to EPS
- Accretive to TBV per share within eighteen months
- IRR in excess of 15%
- Priced at 70% of stated tangible book value and at a 17% premium to current market

Acceptable Risk Profile

- Strong cultural fit, based on discussions dating back to early 2010
- Comprehensive due diligence completed, including external support for Phase I and Phase II credit work
- Post-closing consolidated capital and liquidity ratios remain strong

Financial estimates based on management forecasts and assumptions. Transaction values based on PSTB closing stock price of $4.74 and CPBK closing stock price of $2.75, as of March 30, 2011.

Transaction Overview

PARK STERLING BANK

CapitalBank

Partnership Objective:	Leverage Community Capital's attractive footprint and product capabilities to advance strategic vision
Consideration:	60% stock (0.6667 PSTB shares for each CPBK share) 40% cash ($3.30 per share)
Transaction Value:	$32.4 million
Capital Contribution:	Anticipate injection of at least $30 million in additional equity capital
Board Representation:	One independent Community Capital director to join Park Sterling Board
Management and Employees:	Intention to retain Community Capital management team and key employees
TARP Considerations:	None, no TARP at either institution
Conditions:	Customary closing conditions
Approvals:	Requires Community Capital shareholder and regulatory approval
Anticipated Closing:	Third Quarter 2011

Consideration mix subject to limitation that total cash component will not exceed 40% and total stock component will not exceed 60%.
Transaction values based on PSTB closing stock price of $4.74 as of March 30, 2011.

Positioning in the Carolinas

PARK STERLING BANK | CapitalBank

Community Capital Corporation

Bank Name		Capital Bank
Headquarters		Greenwood, SC
Ticker (NASDAQ)		CPBK
Price (as of 3/30/2011)	$	2.75
TBV per Share (as of 12/31/2010)	$	4.61
Market Price / TBV per Share		60%
Market Capitalization	$	27,613
Branches		18
Total Assets	$	655,934
Total Loans	$	484,909
Total Deposits	$	495,182
Tier 1 Leverage Ratio		7.8%
TCE / TA		7.1%
NPAs + 90 Day PD / Loans + OREO		8.9%



Greensboro
Research Triangle
Charlotte
Spartanburg
Greenville
Wilmington
Columbia
Charleston
PSTB
CPBK

- Banking capabilities now located in five of our seven targeted MSAs in the Carolinas
  - Positioned for organic growth in Charlotte, Research Triangle, Wilmington, Charleston and Greenville/Spartanburg
  - Supported by attractive core deposit franchise in Upstate South Carolina
  - Ability to leverage expanded product offerings
  - Ability to leverage strong capitalization and liquidity
  - Led by knowledgeable, experienced local management teams

Source: SNL Financial and Company data.
Dollars in thousands, except per share amounts. Data as of December 31, 2010 (unless otherwise noted).

Attractive Deposit Franchise

PARK STERLING BANK CapitalBank

CapitalBank's Deposit Growth ($mm)



$700
$600
$500
$400
$300
$200
$100
$0
$379
$433
$486
$519
$500
$570
$590
2004
2005
2006
2007
2008
2009
2010

Deposit Market Share

County	Branches	Deposits ($mm)	Market Share	Rank
Greenwood	3	$170.1	18.9 %	3
Anderson	4	110.6	4.4	10
Abbeville	3	80.3	29.8	1
Greenville	2	54.6	0.5	21
Newberry	2	54.5	12.7	4
Pickens	1	44.2	2.5	11
Saluda	1	36.5	24.1	3
Spartanburg	1	21.1	0.4	18
Laurens	1	18.4	3.5	8
Combined Counties	**18**	**$590.3**	**2.7 %**	**8**

- Primary market drivers in Upstate South Carolina include automobile manufacturing, healthcare and pharmaceuticals and research and development
- CPBK's counties of operation represent over 27% of South Carolina's population
- Over 20 major institutions of higher education in the Upstate

Greenville, South Carolina



Counties of Operation Demographics

Total Population:	**1.28 million**
Projected Population Growth:	**3.57 %**
Projected Household Income Growth:	**13.41**
Projected 2015 Household Income:	**$54,101**

Source: SNL Financial and Greenville Chamber of Commerce
Population and household income growth deposit weighted; 2010 to 2015 projections; deposit data as of 6/30/10

Benefits to Community Capital

PARK STERLING BANK CapitalBank

Shared Vision and Strategy	❑ Partnership allows CapitalBank to pursue vision of building the premier community banking franchise in South Carolina ❑ Management teams share deep commitment to superior client service ❑ Geographic reach into North Carolina offers employees greater opportunity for growth and enrichment
Strong Financial Partner	❑ Park Sterling offers substantial capital support in an environment where capital is both scarce and essential ❑ Deal value is at a premium to CapitalBank's current stock price and is positive for its investors ❑ Partner company offers certainty of transaction closing
Substantial due diligence on Park Sterling	❑ Deep due diligence conducted over a two day period ❑ Significant external loan review; examined credit practices and approaches ❑ Confident that Park Sterling is solid and transparent

Pro Forma Balance Sheet

PARK STERLING BANK

CapitalBank

Park Sterling Corporation (as of December 31, 2010)	Community Capital Corporation (as of December 31, 2010)	Combined (prior to purchase accounting adjustments)



Total Assets
$616,108
Total Assets
$655,934
Total Assets
$1,272,042
Cash & Securities
$205,968
Cash & Securities
$120,826
Cash & Securities
$326,794
Total Loans
$399,829
Total Loans
$484,909
Total Loans
$884,738
Total Deposits
$407,820
Total Deposits
$495,182
Total Deposits
$903,002
Tier 1 Capital
$178,039
Tier 1 Capital
$52,035
Tier 1 Capital
$230,074
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Source: SNL Financial and Company data.
Dollars in thousands. Excludes purchase accounting adjustments.

Pro Forma Deposit Composition

PARK STERLING BANK

CapitalBank

Park Sterling Corporation
(as of December 31, 2010)



Demand Deposits 9%
NOW Accounts 2%
Money Market Accounts 15%
Brokered Deposits 26%
Retail Time Deposits 19%
Jumbo Time Deposits 29%

Deposit Composition	Amount	%
Demand Deposits	$ 36,334	8.9%
NOW Accounts	9,372	2.3%
Money Market Accounts	61,823	15.2%
Savings Accounts	470	0.1%
Brokered Deposits	105,659	25.9%
Retail Time Deposits	78,242	19.2%
Jumbo Time Deposits	115,920	28.4%
Total Deposits	**$ 407,820**	**100.0%**

Cost of Interest Bearing Deposits: 1.62%

Community Capital Corporation
(as of December 31, 2010)



Demand Deposits 21%
NOW Accounts 13%
Money Market Accounts 27%
Savings Accounts 8%
Brokered Deposits 1%
Retail Time Deposits 18%
Jumbo Time Deposits 12%

Deposit Composition	Amount	%
Demand Deposits	$ 103,080	20.8%
NOW Accounts	63,024	12.7%
Money Market Accounts	133,409	26.9%
Savings Accounts	42,481	8.6%
Brokered Deposits	7,849	1.6%
Retail Time Deposits	87,081	17.6%
Jumbo Time Deposits	58,258	11.8%
Total Deposits	**$ 495,182**	**100.0%**

Cost of Interest Bearing Deposits: 1.15%

Combined
(prior to purchase accounting adjustments)



Demand Deposits 15%
NOW Accounts 8%
Money Market Accounts 22%
Savings Accounts 5%
Brokered Deposits 13%
Retail Time Deposits 18%
Jumbo Time Deposits 19%

Deposit Composition	Amount	%
Demand Deposits	$ 139,414	15.4%
NOW Accounts	72,396	8.0%
Money Market Accounts	195,232	21.6%
Savings Accounts	42,951	4.8%
Brokered Deposits	113,508	12.6%
Retail Time Deposits	165,323	18.3%
Jumbo Time Deposits	174,178	19.3%
Total Deposits	**$ 903,002**	**100.0%**

Source: SNL Financial and Company data.
Dollars in thousands. Excludes purchase accounting adjustments.

Pro Forma Loan Composition

PARK STERLING BANK | CapitalBank

Park Sterling Corporation
(as of December 31, 2010)



C&D 24%
1-4 Family 11%
HELOC 15%
Owner-Occupied 14%
Other CRE 22%
C&I 12%
Consumer 2%

Loan Composition		Amount	%
C&D	$	96,897	24.2%
1-4 Family		42,708	10.7%
HELOC		59,149	14.8%
Owner-Occupied		55,089	13.8%
Other CRE		90,459	22.6%
C&I		48,401	12.1%
Consumer		7,246	1.8%
Other		(119)	0.0%
Total Loans	$	399,830	100.0%

Yield on Total Loans: 4.93%

Community Capital Corporation
(as of December 31, 2010)



C&D 20%
1-4 Family 26%
HELOC 9%
Owner-Occupied 24%
Other CRE 9%
C&I 8%
1%

Loan Composition		Amount	%
C&D	$	99,076	20.4%
1-4 Family		123,820	25.5%
HELOC		42,167	8.7%
Owner-Occupied		118,361	24.4%
Other CRE		42,896	8.8%
C&I		39,720	8.2%
Consumer		6,371	1.3%
Other		12,499	2.6%
Total Loans	$	484,910	100.0%

Yield on Total Loans: 5.37%

Combined
(prior to purchase accounting adjustments)



C&D 22%
1-4 Family 19%
HELOC 11%
Owner-Occupied 20%
Other CRE 15%
C&I 10%
2%

Loan Composition		Amount	%
C&D	$	195,973	22.2%
1-4 Family		166,528	18.8%
HELOC		101,316	11.5%
Owner-Occupied		173,450	19.6%
Other CRE		133,355	15.1%
C&I		88,121	10.0%
Consumer		13,617	1.5%
Other		12,380	1.4%
Total Loans	$	884,740	100.0%

Source: SNL Financial and Company data.
Dollars in thousands. Excludes purchase accounting adjustments.

Financial Impact

PARK STERLING BANK

CapitalBank

Assumptions

- Mark to total loans and OREO of $50.2 million
- One-time merger expenses of approximately $6 million (before tax)
- Ongoing cost saves of approximately 6%, 50% in first year and 100% thereafter
- CDI of approximately 1%, amortized straight line over 10 years
- Goodwill of approximately $7.6 million
- Revenue lift from expanded product capabilities not included in analysis

Pro Forma Financial Benefits

- Immediately accretive to earnings per share
- Accretive to tangible book value per share within eighteen months
- Diversifies revenue sources by adding attractive non-spread income
- Core funding sources, with brokered deposits reduced below 15% of total
- Strong capital position, with tangible common equity to tangible assets above 15%
- Strong liquidity position, with cash and investments more than 25% of total assets
- IRR in excess of 15%

Credit Overview: CapitalBank

PARK STERLING BANK

CapitalBank

Historical Losses

- High concentration in C&D led to early recognition of problem loans in 2009
- Management acted decisively to address problems
- Losses recognized since 2008 total $47.6 million (7.4% of December 31, 2008 loans)
- Continued economic stress in South Carolina market evident in current portfolio credit metrics, necessitating extensive due diligence across loan portfolio

Asset Quality by Segment

	Balance	% of Total Loans	90+ Days Past Due	Nonaccrual	90+ PD & Nonaccrual	Net Losses
2010Y						
C&D	$ 99,076	20.4%	$ -	$ 15,120	$ 15,120	$ 8,907
Residential	165,987	34.2%	382	9,127	9,509	4,685
CRE	161,257	33.3%	660	2,198	2,858	1,247
C&I	39,720	8.2%	-	44	44	492
Consumer	6,371	1.3%	-	-	-	14
Other	12,499	2.6%	-	-	-	-
	$ 484,910	100.0%	$ 1,042	$ 26,489	$ 27,531	$ 15,345
2009Y						
C&D	$ 145,130	25.5%	$ 666	$ 29,426	$ 30,092	$ 26,760
Residential	190,419	33.5%	572	11,225	11,797	4,813
CRE	174,663	30.7%	424	478	902	314
C&I	35,082	6.2%	-	35	35	309
Consumer	7,710	1.4%	-	-	-	61
Other	15,276	2.7%	-	-	-	-
	$ 568,280	100.0%	$ 1,662	$ 41,164	$ 42,826	$ 32,257
2008Y						
C&D	$ 185,414	28.9%	$ 567	$ 19,266	$ 19,833	$ 1,345
Residential	208,191	32.4%	80	6,508	6,588	937
CRE	184,398	28.7%	-	1,010	1,010	(35)
C&I	43,442	6.8%	50	42	92	121
Consumer	8,172	1.3%	-	-	-	74
Other	12,422	1.9%	-	-	-	-
	$ 642,039	100.0%	$ 697	$ 26,826	$ 27,523	$ 2,442

Source: SNL Financial
Dollars in thousands

Credit Due Diligence

PARK STERLING BANK | CapitalBank

Extensive Two-Phased Approach

- Phase I (Fourth Quarter 2010)
  - Estimated losses determined from comprehensive third-party tape analysis
  - Select file review by PSTB to support tape analysis and create Phase II road map
- Phase II (First Quarter 2011)
  - Phase I third-party file review and updated tape analysis on residential portfolio (updated all FICO scores and performed sample valuations)
  - Local group utilized for C&D and CRE portfolios (including select site inspections)
  - PSTB supervised above real estate review, reviewed C&I and owner-occupied portfolios, and focused on distressed borrowers and OREO properties

Loan Level Coverage

- Collectively reviewed over 400 individual loan files covering approximately 56% of outstanding balances
- Commercial Review: Covered 80% of OREO assets, 94% of classified assets and 62% of performing loans

Estimated Credit Mark by Segment

	CPBK* Outstandings	Estimated Future Losses	Estimated Future Losses
Commercial & Industrial	$37,244	8.5%	$3,151
Owner Occupied Real Estate	$120,161	7.7%	$9,263
Other Commercial Real Estate	$45,081	7.9%	$3,547
Construction & Development	$93,739	20.2%	$18,936
1-4 Family Mortgages	$116,452	7.7%	$8,941
Home Equity & Consumer	$41,888	9.4%	$3,918
Consumer - Other	$6,037	3.6%	$219
Commercial Loans - Other	$11,754	3.3%	$384
Subtotal	$472,357	10.2%	$48,359
OREO	$13,960	13.1%	$1,833
Total	**$486,317**	**10.3%**	**$50,192**
Net charge offs since 2008			$47,602
Total Cumulative Losses			**$97,794**
As a % of 2008 Loan Balance			**15.2%**

*CapitalBank unaudited information as of February 28, 2011.

Source: SNL Financial and Company.
Unaudited, dollars in thousands.

Comparison to Recent Transactions

PARK STERLING BANK

CapitalBank

General Information		Transaction Information				Credit Mark			
Buyer	Target	Announce Date	Announced Deal Value ($mm)	Price/ Tangible Book (%)	Target's Assets ($000s)	Mark on Acquired Loans ($000s)	NCOs since 2008Y ($000s)	Cumulative Losses ($000s)	% 2008Y Loan Balance
United Bankshares, Inc.	Centra Financial Holdings	12/15/2010	185.4	146.3	1,410,801	40,000	6,609	46,609	**4.55%**
IBERIABANK Corporation	Cameron Bancshares, Inc.	3/10/2011	134.8	174.3	705,735	25,000	2,996	27,996	**7.25%**
Old National Bancorp	Monroe Bancorp	10/5/2010	90.5	161.7	838,122	32,400	17,840	50,240	**7.98%**
Hancock Holding Co.	Whitney Holding Corp.	12/21/2010	1,768.4	163.7	11,517,194	447,000	362,055	809,055	**8.91%**
American National Bankshares	MidCarolina Financial	12/15/2010	38.7	104.1	552,299	33,200	6,289	39,489	**9.08%**
IBERIABANK Corporation	Omni Bancshares, Inc.	2/21/2011	40.0	121.3	735,731	51,000	12,896	63,896	**10.93%**
Piedmont Community	Crescent Financial Corp.	2/23/2011	30.6	77.7	973,018	65,600	23,756	89,356	**11.38%**
Comerica Incorporated	Sterling Bancshares, Inc.	1/16/2011	1,028.90	229.7	5,191,953	330,000	105,359	435,359	**11.48%**
M&T Bank Corporation	Wilmington Trust Corp.	10/31/2010	351.3	99.0	10,401,300	1,016,000	417,398	1,433,398	**14.90%**
Park Sterling Corporation	**Community Capital Corp.**	**3/31/2011**	**32.4**	**69.8**	**655,934**	**50,192**	**47,602**	**97,794**	**15.24%**
BMO Financial Group	Marshall & Ilsley Corp.	12/17/2010	5,799.00	97.6	51,886,825	4,700,000	3,458,383	8,158,383	**16.39%**
AVERAGE			**863.7**	**131.5**	**7,715,356**	**617,308**	**405,562**	**1,022,870**	**10.74%**

Source: SNL Financial, FIG Partners and respective company documents. Target's assets are presented as of the quarter prior to announcement.
Net Charge-offs are calculated using the losses and recoveries after 12/31/2008 up to the quarter prior to announcement

Executing Our Strategy

PARK STERLING BANK | CapitalBank

Scalable Platform with Offensive Capital

August 2010
- Completed public offering which generated $150.2 million in gross proceeds
- Expanded senior management team and Board of Directors
- Listed on NASDAQ: PSTB

Proven Executive Management Team

November 2010
- Hired Nancy Foster as new Chief Risk Officer

February 2011
- Hired Nina Cloaninger as new Chief Credit Officer

De Novo Expansion with Experienced Market Talent

January 2011
- Hired Emory Ware, first de novo market leader, as South Carolina Market President

March 2011
- Hired Bob Jobe, second de novo market leader, and veteran banker John Lowe to lead expansion into the Research Triangle market of North Carolina

Strategic Partnerships

March 2011
- Announced merger with Community Capital Corporation (NASDAQ: CPBK)

Summary

PARK STERLING BANK   CapitalBank

Advances Business Strategy	❑ Building premier regional franchise across the Carolinas and Virginia ❑ M&A pipeline and organic growth opportunities remain attractive
Financially Attractive Deal Terms	❑ Priced below stated tangible book value ❑ Immediately accretive to earnings per share ❑ Accretive to tangible book within eighteen months ❑ IRR in excess of 15%
Acceptable Risk Profile	❑ Comprehensive due diligence ❑ Strong cultural fit
Compelling Contribution to Franchise	❑ Adds eighteen branches and attractive source of core deposits ❑ More than doubles loans and deposits ❑ Complements organic growth initiatives ❑ Additional product capabilities

PARK STERLING CORPORATION®